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Washington, D.C. 20549-4628

Attn:                    Anne Nguyen Parker, Branch Chief

Re:                             Athlon Energy Inc.

Registration Statement on Form S-1

Filed June 5, 2013

File No. 333-189109

Ladies and Gentlemen:

Set forth below are the responses of Athlon Energy Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 21, 2013 with respect to the Company’s Registration Statement on Form S-1 filed the Commission on June 5, 2013, File No. 333-189109 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company has filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, four copies of this letter, as well as four copies of Amendment No. 1 marked to show all changes made since the filing of the Registration Statement, will be hand delivered to your offices.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Registration Statement on Form S-1

Non-GAAP Financial Measures, page 14

1.                                      We note that your definition of adjusted EBITDA references that mark-to-market losses on derivative contracts are added to and mark-to-market gains on derivative contracts are subtracted from net income. We further note that your reconciliation

June 26, 2013

of net income to adjusted EBITDA reflects an adjustment referenced as non-cash derivative loss (gain). Please clarify if the sum of mark-to-market losses and gains totals amounts related to non-cash derivative loss (gain) for all periods presented. Lastly, please tell us and disclose how you define and calculate non-cash derivative loss (gain).

Response: We have revised our definition of Adjusted EBITDA on page 15 of Amendment No. 1 to include “Non-cash losses on derivative contracts” and “Non-cash gains on derivative contracts” in place of “Mark-to-market losses on derivative contracts” and “Mark-to-market gains on derivative contracts,” respectively.  The sum of mark-to-market losses and gains totals amounts related to non-cash derivative loss (gain) for all periods presented.  In addition, we have included disclosure on page 16 of Amendment No. 1 to clarify that “Non-cash derivative loss (gain)” represents the change in fair value of our outstanding commodity derivative contracts calculated in accordance with Accounting Standards Codification 815.

Underwriting, page 146

2.                                      You state that the underwriters’ obligations to purchase the shares in this offering are subject “to other conditions.” Please expand to disclose any other material conditions.

Response: The Company respectfully submits that the material conditions to the obligations of the underwriters set forth in the “Underwriting” section of the prospectus are set forth in the underwriting agreement, which will be filed as an exhibit to the Registration Statement (the “Underwriting Agreement”). In addition, as this is a firm offering of shares, pursuant to the Instruction to Item 508(a) of Regulation S-K, conditions precedent to the underwriters’ taking the securities need not be described.

3.                                      Please explain the material terms underlying the underwriters’ discretion of changing the offering price and other selling terms. In that regard, we the following statement (emphasis added): “If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.”

Response: The Company respectfully submits that the Underwriting Agreement will provide that the underwriters propose to offer the shares to the public in a firm commitment underwriting, pursuant to which the underwriters will offer the shares to the public at the public offering price set forth on the cover page of the prospectus and upon the terms and conditions set forth therein. The underwriters are obligated to purchase from the Company all shares at a fixed price, less an underwriting discount, neither of which will change after execution of the underwriting agreement.  If the underwriters are unable to sell all of the shares offered for sale to the public at the fixed initial public offering price following a bona fide effort to do so, the “Underwriting” section of the prospectus discloses that the underwriters may change the offering price and other selling terms to the extent necessary to complete the public offering of the shares. For example, if the trading price of the Company’s common stock were to fall below the initial offering

June 26, 2013

price due to market conditions, the underwriters could sell the shares to the public at a price lower than the initial offering price. In this circumstance, the Company would still be paid for the shares by the underwriters based on the initial offering price, less the underwriting discount. Because the offering is a firm commitment underwriting, the net proceeds to the Company will not be affected by the price at which the shares are actually sold to investors. We have revised the disclosure on page 146 of the Registration Statement to clarify the foregoing.

Please do not hesitate to contact me by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sean T. Wheeler

Sean T. Wheeler
of Latham & Watkins LLP

cc:                                Robert C. Reeves, Athlon Energy Inc.

William Butler, Athlon Energy Inc.

Divakar Gupta, Latham & Watkins LLP

Gerald M. Spedale, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.